UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 32834 / September 26, 2017

In the Matter of	:
	:
HUDSON ADVISORS L.P.	:
LSREF V INVESTMENTS, L.P.	:
HUDCO REAL ESTATE V, L.P.	:
HUDCO REAL ESTATE V (BERMUDA), L.P.	:
HUDCO REAL ESTATE V (EUROPE I), L.P.	:
HUDCO REAL ESTATE V (EUROPE II), L.P.	:
HUDCO GENPAR RE V, LLC	:
HUDCO GENPAR RE V (EUROPE I), LLC	:
HH GENPAR RE V (EUROPE II), LLC	:
	:
2711 N. Haskell Avenue, Suite 1800	:
Dallas, TX 75204	:
	:
LONE STAR GLOBAL ACQUISITIONS, LTD.	:
	:
2711 N. Haskell Avenue, Suite 1700	:
Dallas, TX 75204	:
	:
	:
(813-00387)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

Hudson Advisors L.P., Lone Star Global Acquisitions, Ltd., LSREF V Investments, L.P., HudCo
Real Estate V, L.P., HudCo Real Estate V (Bermuda), L.P., HudCo Real Estate V (Europe I),
L.P., HudCo Real Estate V (Europe II), L.P., HudCo GenPar RE V, LLC, HudCo GenPar RE V
(Europe I), LLC, and HH GenPar RE V (Europe II), LLC filed an application on November 18,
2016, and amendments on April 13, 2017, June 23, 2017 and August 25, 2017 requesting an
order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an
exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act,
and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections
17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules
and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth
in the application.

On August 31, 2017, a notice of filing of the application was issued (Investment Company Act Release No. 32804). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Hudson Advisors L.P. et al. (File No. 813-00387), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary